THE REAL HIP-HOP NETWORK, INC.
455 Pennsylvania Avenue NW, Suite 400
Washington, DC 20004

October 23, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director

Re: The Real Hip-Hop Network, Inc.
Form 10-K for the fiscal year ended March 31, 2013
Filed July 09, 2013
Form 10-Q for the quarterly period ended June 30, 2013
Filed August 13, 2013
File No. 000-54062

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated September 24, 2013 addressed to Mr. Atonn Muhammad, the Company’s President and CEO, with respect to the Company’s filing of its Form 10-K for the fiscal year ended March 31, 2013 filed July 09, 2013 and Form 10-Q for the quarterly period ended June 30, 2013 filed August 13, 2013.

The Company has replied below to your comment with a response following a repetition of the Staff’s comment to which it applies (the “Comment”). The response to the Comment is numbered to relate to the corresponding Comment in your letter.

 Item 1. Business, page 3

1. Your disclosure regarding the Licensing Agreement suggests that the license is currently in effect. However, it appears from Section 3.1 of the amended Licensing Agreement that the license is not in effect until the company meets the net revenues or funding requirements. Please advise and revise your disclosure as appropriate.

Company Response

We have amended the Licensing Agreement to clearly state in section 3.1that the license is in effect and have filed Form 8-K for this amendment on October 23, 2013.

2. Please clarify throughout your business disclosure what actions and operations relate to the company versus the company’s parent, SSM Media Ventures Inc., or the Licensor, The Real Hip-Hop Network, Broadcast Corp.

Company Response

We have modified the disclosure throughout our business disclosure to clarify what actions and operations relate to the company versus SSM Media Ventures Inc., or the Licensor, The Real Hip-Hop Network, Broadcast Corp. Furthermore, SSM Media Ventures Inc. is the majority shareholder with its own operations independent of the Companies operations.

3. Please clarify your statement on page 5 that “RHN has also beta tested its content to over 164,000,000 households in Africa, Europe, and the Middle East through an informal available time brokerage agreement with Ethiopian Broadcast System (EBS).” Explain whether 164 million households actually ordered or watched the RHN content, and disclose the material terms of the time brokerage agreement with EBS.

Company Response

We have removed this statement throughout the document.

Larry Spirgel
October 23, 2013

Plan of Operation, page 14

4. Please provide disclosure about what steps the company has taken since entering into the Licensing Agreement to meet the conditions of the agreement, to further the company’s business plan and to begin operations. Discuss with specificity any expenses incurred for these activities.

Company Response

We have added disclosure stating that “The Company has started testing the content feed to both DirecTV and DISH Network and it is estimated that the testing will be completed by the end September, 2013 with no cost to the Company”

Item 9A(T). Controls and Procedures, page 32

5. We note that your annual report does not include a report of management’s assessment regarding internal control over financial reporting. We also note your statement that you are relying on “a transition period established by rules of the Securities and Exchange Commission for newly public companies.” Please note that your facts do not fit within the parameters of Instruction 1 to Item 308. In addition, your facts do not fit within the circumstances set forth in the Division of Corporation Finance’s Compliance and Disclosure Interpretations, Regulation S-K, Section 215.02, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml. Therefore, please amend your Form 10-K to provide management’s annual report on internal control over financial reporting, as required by Item 308 of Regulation S-K.

Company Response

We have amended the Controls and Procedures section accordingly.

Item 10. Directors, Executive Officers and Corporate Governance, page 33

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 35

6. Please separately list Mr. Antonn Muhammad in the beneficial ownership table and include in his beneficial ownership amount the shares owned by SSM Media Ventures over which he has voting and/or investment control.

Company Response

We have modified the beneficial ownership table accordingly.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 35

7. We note that you have no disclosure of any transactions pursuant to Item 404 of Regulation S-K. Please revise to provide all the disclosure required by Item 404 for the time periods specified in Instructions 2 to Item 404(d). For example, we note the transactions you disclosed pursuant to Item 404 in your registration statement on Form S-1, file number 333-190837, filed on August 27, 2013.

Company Response

We have updated this section accordingly.

Form 10-Q for the period ended June 30, 2013

8. Please revise your disclosure to comply with any comments issued on the Form 10-K that would apply to disclosure in the Form 10-Q.

Company Response

We have revised the Form 10-Q to reflect the comments from the Form 10-K.

Larry Spirgel
October 23, 2013

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

9. You appear to describe your relationship with DirecTV and DISH Network on page 13 as if you had a binding and enforceable contract. Please advise whether you have a binding and enforceable contract with these satellite operators and revise your disclosure as necessary. If you do not have binding and enforceable contracts, disclose the current state of negotiations and the steps necessary to achieve such binding and enforceable contracts. File any agreements as exhibits.

Company Response

We have updated the disclosures accordingly.

On behalf of the Company, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Atonn Muhammad

THE REAL HIP-HOP NETWORK, INC.

By: /s/ Atonn Muhammad
Atonn Muhammad